Exhibit 99.50

ASX Market Announcement

Q4 FY22 Results Milestones and Growth

Melbourne, Australia, 28 July 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease provides its cashflow results for the quarter ended 30 June 2022 (Q4 FY22).

Financial Highlights:

●	Cash receipts of A$3.5 million, including the R&D tax incentive receipt of A$1.4 million up 43% from prior quarter, with cash balances of A$11.7 million as at 30 June 2022
●	Revenue from customers of A$2 million in the quarter (unaudited), up 2.3% from prior quarter

Commercial Highlights:

●	Successful acquisition of AffinityDNA providing additional European sales channels
●	Completion of the independently developed Budget Impact Model (BIM) by ALVA10 which demonstrated potential savings US$1.4b annually in the treatment of breast Cancer in the US
●	Initiated discussions with National payers in the US for GeneType risk tests
●	GeneType Multi-Risk Test is implemented in 24 clinics building our geneType hub strategy
●	EasyDNA enters the Europe market with carrier testing and Non-Invasive Prenatal Test (NIPT)
●	EasyDNA enter India’s equine industry and broadening its paternity infrastructure
●	Successful ARTG notification to TGA for company IVDs for all test on the Multi-Risk test
●	Dr Erika Spaeth presented at two Precision medicine conferences in Boston and Santa Clara
●	GTG now most comprehensive genetic test portfolio for humans and animals. Beyond our proprietary GeneType PRS tests, our portfolio includes pharmacogenomics, Non-Invasive Prenatal Testing (NIPT), carrier screen testing, oncogenetic diseases, and pet care

GeneType Multi-Risk Test outreach increasing in clinics and medical practices

Our team has now initiated the onboarding process in 24 clinics, a key step in our primary care B2B strategy. Clinics will be able to focus on either single disease or multiple diseases which will include breast cancer, colorectal cancer, ovarian cancer, coronary artery disease, prostate cancer and type 2 diabetes.

The geneType Multi Risk Test provides a comprehensive solution enabling a better understanding of a patient’s risk of developing one or more of six common serious diseases before onset, accounting for more than 50% of annual mortalities and morbidities. Extremely important when almost half Australians are suffering from at least one chronic health condition. The BIM demonstrated introducing geneType will assist physicians to identify more early stage cancers and serious disease leading to better patient outcomes.

Post quarter closing, we announced partnering with Melbourne based Siles Health, a leading Obstetrics and Gynaecology practice active referral national network of more than 1,000 GPs treating more than 15,000 patients annually.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

EasyDNA and AffinityDNA widening distribution channels and product offerings to a larger market

These strategic acquisitions create cross-selling opportunities between EasyDNA and AffinityDNA platforms and we now have access to sales distribution platform such as Amazon.

EasyDNA has also expanded online availability of Carrier Testing and Non-Invasive Prenatal Tests (NIPT) into Europe. EasyDNA is also partnering with a number of stud farms in India to extend its paternity infrastructure into the equine industry. EasyDNA has also recently launched a “best in class” solution to store DNA samples in the Company’s NATA approved facility.

Corporate and Financial Overview

Cash receipts from customers for the June quarter totalled A$2.01 million, an increase of 2.3% on the prior quarter. The R&D tax incentive of $1.4 million for the 2021 financial year was also received in the June quarter.

Cash outflows used in operating activities were A$3.3 million. In addition to cash receipts detailed above interest received was A$12k. Expenses incurred on a cash basis during the quarter included research and development and staff costs of A$1.4 million associated with the geneType product development. Additionally, the Company incurred A$347k associated with advertising and marketing with expenditure expected to increase as the Company enhances its sales and marketing focus on the geneType brand in future quarters.

During the June quarter, net cash payments to directors were A$52k comprising director fees.

The Company will continue to strategically target our cash and cash equivalents towards incremental commercialisation initiatives for both our Genetype and EasyDNA brands.

Outlook

Commenting on the forward outlook, Simon Morriss stated “We are very pleased with the progress made over this quarter in achieving TGA approvals for the Multi-Risk Test. We now have three brands, geneType, EasyDNA and AffinityDNA anchoring future revenues to seize a multi-Billion-dollar market opportunity with the most comprehensive portfolio of testing available for individuals and animals.

Our focus remains on the commercialisation opportunities, establishing the centres of excellence with our geneType hub strategy. Our US plans continue to be focussed on concierge medicine groups and gaining coverage from the US payer system.

Driving revenue growth by leveraging the EasyDNA and AffinityDNA brands with further investment in R&D to enhance our Multi-Risk Test offering continuing to remain at the cutting edge of genetic testing and preventative health.”

-END-

Authorised for release by the board of directors of Genetic Technologies Limited

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Enquiries

Investor Relations

Justin Foord

Market Eye

M: +61 402 600 691

E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 June 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	2,013	6,789
1.2	Payments for
	(a) research and development	(154)	(379)
	(b) product manufacturing and operating costs	(529)	(3,465)
	(c) advertising and marketing	(347)	(1,943)
	(d) leased assets	(107)	(436)
	(e) staff costs	(1,275)	(4,928)
	(f) administration and corporate costs	(856)	(3,136)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	12	36
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	1,439	1,506
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	197	(5,955)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	(3)	(3,475)
	(c) property, plant and equipment	-	(17)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	(3,492)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11,350	20,903
4.2	Net cash from / (used in) operating activities (item 1.9 above)	197	(5,955)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3)	(3,402)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	189	277
4.6	Cash and cash equivalents at end of period	11,733	11,733

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	5,721	4,307
5.2	Call deposits	6,012	7,043
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	11,733	11,350

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	52
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $52k. The payments related to the net pay of salaries, directors fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	190	0
7.4	Total financing facilities	190	0

7.5	Unused financing facilities available at quarter end		190

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	197
8.2	Cash and cash equivalents at quarter end (item 4.6)	11,733
8.3	Unused finance facilities available at quarter end (item 7.5)	190
8.4	Total available funding (item 8.2 + item 8.3)	11,923

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	N/A

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	N/A

Note:	where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 July 2022

Authorised by:	Mike Tonroe
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.